FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated May 31, 2013

TRANSLATION
Autonomous City of Buenos Aires, May 31, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. on April 30, 2013 - Postponed Session on May 30, 2013 - Summary

Dear Sirs:

We hereby address you in order to comply with Article 75 of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that on May 30 of this year, having complied with all of the legal conditions precedent, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A., held on April 30 of this year and postponed to a subsequent session, reconvened with 97.88% of the shares of the Company represented.

Below is a description of the resolutions adopted upon consideration of each of the matters on the agenda that were discussed, which resolutions were approved by a majority of votes (without taking voluntary abstentions into considerations).

8.  Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended on December 31, 2012.

The Shareholders’ Meeting resolved by a majority of votes: 1) To not approve of the performance of the directors and members of the Supervisory Committee for the period from January 1, 2012 to June 4, 2012, except for that of Mr. Roberto Baratta, as a director, and Silvana Lagrosa, as a member of the Supervisory Committee, whose performance is approved; and 2) Approve the performance of the directors and members of the Supervisory Committee for the period from June 4, 2012 to December 31, 2012.

9. Remuneration of the Board of Directors for the fiscal year ended on December 31, 2012.

The Shareholders’ Meeting resolved by a majority of votes to approve the amount of Ps.44,981,525 as total remuneration for the Board of Directors for the period ended December 31, 2012, of which Ps.11,850,777 corresponds to the period from January 1 to June 4, 2012 and Ps.33,130,748 corresponds to the period from June 4 to December 31, 2012.

10. Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2012.

The Shareholders’ Meeting resolved by a majority of votes to approve the amount of Ps.1,727,460 as fees for the Supervisory Committee for the period ended December 31, 2012, of which Ps.945,000 corresponds to the period from January 1 to June 4, 2012 and Ps.782,460 corresponds to the period from June 4 to the end of the 2012 fiscal year.

11. Determination of the number of regular and alternate members of the Supervisory Committee.

It was approved by a majority of votes to fix at three (3) the number of members and at three (3) the number of alternates of the Supervisory Committee of the Company.

12. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

The national government designated, for the Special Class A Shareholder’s Meeting, Gustavo Adolfo Mazzoni and Raquel Inés Orozco, as regular and alternate members of the Supervisory Committee, both for the one fiscal year statutory period.

13. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

It was approved by a majority of votes of Class D shares to designate Maria de las Mercedes Archimbal and Enrique Alfredo Fila as members of the Supervisory Committee and Guillermo Leandro Cadirola and Cecilia Leonor Carabelli as alternate members of the Supervisory Committee.

14. Determination of the number of regular and alternate members of the Board of Directors.

It was approved by a majority of votes of Class D shares to fix the number of members of the Board of Directors at seventeen (17) and the number of alternate members at twelve (12).

15. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The national government designated, for the Special Class A Shareholders’ Meeting, Mr. Axel Kicillof as director and Patricia María Charvay as alternate, both with a tenure of one fiscal year.

16. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

It was approved by a majority of votes of Class D shares: (i) to designate Miguel Matías Galuccio, Jorge Marcelo Soloaga, Gustavo Alejandro Nagel, Oscar Alfredo Cretini, Roberto Ariel Ivovich, Walter Fernando Vázquez, Raúl Eduardo Ortiz, Héctor Walter Valle, Rodrigo Cuesta, José Iván Brizuela, Sebastián Uchitel, Nicolás Arceo, Fernando Raúl Dasso, Luis García del Río, Carlos María Tombeur, and Nicolás Eduardo Piacentino as directors for Class D shares, each with a tenure of one fiscal year; (ii) to designate Sergio Pablo Antonio Affronti, Ricardo Dardo Esquivel, Carlos Héctor Lambré, Francisco Ernesto García Ibáñez, José Carlos Blassiotto, Armando Isasmendi (Jr.), Cristian Alexis Girard, Javier Leonel Rodríguez, Jesús Guillermo Grande, Carlos Agustín Colo y Almudena Larrañaga Ysasi - Ysasmendi, as alternate directors for Class D shares, each with a tenure of one fiscal year.

17. Determination of the remuneration to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year begun on January 1, 2013.

It was approved by a majority of votes: 1) To authorize the Board of Directors to make payments on account of fees for the 2013 fiscal year, up to Ps.73,700,000; and 2) To delegate to the Board of Directors the distribution of the proposed amount as a prepayment, in accordance with the provisions of the By-laws and the rules of such entity.

18. Consideration of the Company's report in relation with the perception of remunerations in excess by the members of the Board of Directors as resolved in the General Ordinary Shareholders' meeting held on July 17, 2012, and determination of the course of action.

It was approved by a majority of votes for the Company to promote a lawsuit under the terms of Article 274, 276 and related provisions of Law 19,550 regarding Corporations, against its ex-president Antonio Brufau Niubó and/or against the directors who had received remuneration in excess of the amount approved by the respective shareholders’ meetings and/or against those who, by action or omission, acted negligently against the interests of the Company with respect to the above-mentioned facts, entrusting to the Company the promotion of such action in conformity with prior authorization and to the extent that YPF S.A. considers such action to protect its interests and is intended to compensate the damages and prejudices the Company suffered in the amount resulting from the reports to be made for its determination.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 4, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer